

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Derek Maetzold
President and Chief Executive Officer
Castle Biosciences Inc.
505 S. Friendswood Drive, Suite 401
Friendswood, Texas 77546

> **Re: Castle Biosciences Inc.**
> **Registration Statement on Form S-3**
> **Filed February 28, 2024**
> **File No. 333-277470**

Dear Derek Maetzold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Thomas Coll